FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                               FOR AUGUST 19, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)

[DESWELL LOGO]

                                             CONTACT:
                                               John G. Nesbett/Harriet C. Fried
                                               Lippert/Heilshorn & Associates
                                               212-838-3777
                                               e-mail: hfried@lhai.com



                             DESWELL INDUSTRIES INC.
                  ANNOUNCES FOURTH-QUARTER AND YEAR-END RESULTS


       -DESWELL ALSO ANNOUNCES FOURTH-QUARTER DIVIDEND OF $0.22 PER SHARE-


HONG KONG (August 19, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL) (the "Company" or "Deswell") today announced its financial results for the fourth quarter and year ended March 31, 2003.

Net sales for the fourth fiscal quarter ended March 31, 2003 increased 3.7% to $19.7 million from $19.0 million in the fourth fiscal quarter ended March 31, 2002. Operating income for the fourth quarter ended March 31, 2003 increased 1.5% to $2.8 million for the most recent quarter, compared to $2.7 million for same period last year. Net loss for the fourth quarter of fiscal 2003 was $0.9 million, primarily resulting from a $3.5 million tax provision.

During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and, in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.

Net sales for the year ended March 31, 2003 were $90.9 million, an increase of 9.1% compared to net sales of $83.3 million for the year ended March 31, 2002. Operating income increased 4.4% to $14.5 million for the year ended March 31, 2003, compared to $13.9 million for fiscal 2002. Primarily due to the $3.5 million tax provision made in the fourth quarter of fiscal 2003, net income decreased 23.1% to $10.2 million for the year ended March 31, 2003 from $13.3 million in the previous year. Basic earnings per share and diluted earnings per share decreased to $1.18 and $1.16, respectively (based on 8,672,000 and 8,852,000 weighted average shares outstanding, respectively), compared to $1.59 and $1.57, respectively (based on 8,403,000 and 8,467,000 weighted average shares outstanding, respectively), for the year ended March 31, 2002.

The Company continues to maintain a strong financial position. The Company's cash and cash equivalents increased to $34.4 million at March 31, 2003, compared to $31.5 million on March 31, 2002. Working capital was $58.2 million as of March 31, 2003, versus $54.9 million as of March 31, 2002. The Company has no long-term or short-term borrowings.

Mr. Richard Lau, chairman and chief executive officer, commented, "Our results for the year were solid given the difficult economic environment throughout the year. Our expanded marketing team continues to focus on high-end customers and higher-margin sales opportunities.

Mr. Lau continued, "We are very pleased that phase I construction of our new factory in Dongguan is complete. Small size injection-molding machines have been installed and the coating and clean room will be in operation by the end of August 2003. The installation of medium and large size injection-molding machines will be completed by the end of October and November 2003, respectively. Moreover, our tooling section will also be completed and occupied by the end of December 2003. When all the facilities are in operation, we expect savings in rental and manpower expenses and can better service additional clients. We also plan to upgrade our software to further increase our competitive advantage. Phase II and III of our expansion are both moving forward, and we expect all construction to be completed in 18 to 24 months. After the completion of phase II and III, we expect capacity at our plastics division to expand by approximately 50%.

FOURTH-QUARTER DIVIDENDS

Deswell also announced that on August 18, 2003, its board of directors declared a cash dividend of $0.22 per share, bringing cash dividends per share for the year ended March 31, 2003 to $0.80. The dividend will be payable on September 15, 2003 to shareholders of record as of September 1, 2003.

ABOUT DESWELL

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.


                                  TABLES FOLLOW



CONSOLIDATED STATEMENT OF INCOME
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                  Quarter ended           Year ended
                                                     March 31,             March 31,
                                                 2003        2002        2003      2002
                                                 ----        ----        ----       ----
                                             (Unaudited) (Unaudited)   (Audited)  (Audited)
Net sales                                      $ 19,725    $ 19,030    $ 90,905    $ 83,320
Cost of sales                                    13,479      12,470      61,006      54,448
                                               --------    --------    --------    --------
Gross profit                                      6,246       6,560      29,899      28,872
Selling, general and administrative expenses      3,481       3,613      15,354      14,939
                                               --------    --------    --------    --------
Operating income                                  2,765       2,724      14,545      13,933
Interest expense                                   --            (7)         (6)        (26)
Other income, net                                  (217)        397         818         877
                                               --------    --------    --------    --------
Income before income taxes                        2,548       3,114      15,357      14,784
Income taxes (note 5)                             3,747          43       3,826         535
                                               --------    --------    --------    --------
Income before minority interests                 (1,199)      3,071      11,531      14,249
Minority interests                                 (292)        181       1,288         925
                                               --------    --------    --------    --------
Net income                                     $   (907)   $  2,890    $ 10,243    $ 13,324
                                               ========    ========    ========    ========

Basic earnings per share (note 3)              $  (0.10)   $   0.34    $   1.18    $   1.59
                                               ========    ========    ========    ========

Weighted average number of shares                 8,969       8,409       8,672       8,403
                                               ========    ========    ========    ========
      outstanding (in thousands) (note 4)

Diluted earnings per share (note 3)            $  (0.10)   $   0.34    $   1.16    $   1.57
                                               ========    ========    ========    ========

Diluted weighted average number of shares         9,164       8,617       8,852       8,467
                                               ========    ========    ========    ========
      outstanding (in thousands) (note 4)





                                     -more-



DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. DOLLARS IN THOUSANDS)
                                                             March 31, March 31,
                                                               2003       2002
                                                             --------- ---------
     ASSETS                                                  (Audited)  (Audited)

     Current assets :
             Cash and cash equivalents                       $ 34,400   $ 31,534
             Restricted cash                                    2,366      2,861
             Marketable securities                              4,821      1,115
             Accounts receivable, net                          16,727     16,888
             Inventories                                       14,784     13,225
             Prepaid expenses and other current assets          2,648      3,421
             Income taxes receivable                              323        428
                                                             --------   --------
                   Total current assets                        76,069     69,472
     Property, plant and equipment - net                       29,623     24,794
     Investment in associates                                       2       --
     Goodwill                                                     478        478
                                                             --------   --------
                         Total assets                        $106,172   $ 94,744
                                                             ========   ========

     LIABILITIES AND SHAREHOLDERS' EQUITY

     Current liabilities
             Accounts payable                                $  9,643   $  7,583
             Bank loans                                          --          482
             Customer deposits and accrued expenses             4,257      6,320
             Income taxes payable                               3,946        165
                                                             --------   --------
                 Total current liabilities                     17,846     14,550
                                                             --------   --------
     Minority interests                                         6,465     10,528
                                                             --------   --------
     Deferred income tax                                           15         15
                                                             --------   --------

     Shareholders' equity
Common stock
-- authorized 30,000,000 shares; issued and outstanding
   9,030,835 shares at March 31, 2003 and
   8,370,496 shares at March 31, 2002 (note 4)                 28,247     19,608
Additional paid-in capital                                      6,970      6,970
Retained earnings                                              46,629     43,073
                                                             --------   --------
     Total shareholders' equity                                81,846     69,651
                                                             --------   --------
         Total liabilities and shareholders' equity          $106,172   $ 94,744
                                                             ========   ========



                                     -more-





DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (AUDITED)
(U.S. DOLLARS IN THOUSANDS)

                                                                Year ended     Year ended
                                                                 March 31,      March 31,
                                                                ----------   ------------
                                                                  2003          2002
                                                                  ----          ----
Cash flows from operating activities:
       Net income                                                $ 10,243    $ 13,324
       Adjustments to reconcile net income to net cash
         Provided by operating activities:
          Depreciation and amortization                             4,692       4,918
          Loss on disposal of property, plant and equipment             6           7
          Minority interests                                        1,288         925
          Changes in current assets and liabilities:
            Accounts receivable                                       161
                                                                               (1,111)
            Marketable securities                                  (3,706)     (1,115)
            Inventories                                            (1,559)     (1,191)
            Prepaid expenses and other current assets                 773      (1,588)
            Income taxes receivable                                   105
                                                                             --------
            Accounts payable                                        2,060       3,309
            Customer deposits and accrued expenses                 (2,063)        857
            Income taxes payable                                    3,781        (132)
                                                                 --------    --------
       Net cash provided by operating activities                   15,781      18,203
                                                                 --------    --------

Cash flows from investing activities
       Purchase of property, plant and equipment                   (9,731)     (4,397)
       Proceeds from disposal of property, plant and                  127         276
            Equipment
       Decrease/(increase) in restricted cash                         495        (873)
       Acquisition of investment in an associate                       (2)       --
                                                                 --------    --------
          Net cash used in investing activities                    (9,111)     (4,994)
                                                                 --------    --------

Cash flows from financing activities
       Dividends paid                                              (6,687)     (7,229)
       Dividends paid to minority shareholders of subsidiaries       (851)       --
       Repurchase of Common Stock                                    --          (564)
       Issue of Common Stock                                        4,217         243
       Odd share redemption upon stock split                           (1)       --
       Decrease/(increase) of bank loans                             (482)        482
       Contribution from minority shareholders of a subsidiary       --            63
                                                                 --------    --------
          Net cash used in financing activities                    (3,804)     (7,005)
                                                                 --------    --------

Net increase in cash and cash equivalents                           2,866       6,204
Cash and cash equivalents, at beginning of year                    31,534      25,330
                                                                 --------    --------
Cash and cash equivalents, at end of year                          34,400      31,534
                                                                 ========    ========
Supplementary disclosures of cash flow information:
       Cash paid/(refund) during the year for:
          Interest                                               $      6    $     26
          Income taxes                                                (60)        669
                                                                 ========    ========

Supplementary disclosures of significant non-cash transactions:
       Issuance of common stock in connection with acquisition
           of additional 20% shareholdings of a subsidiary       $  4,423    $   --
                                                                 ========    ========


                                    - more -

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)


1.         MANAGEMENT'S STATEMENT

           In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2003 and March 31, 2002, the results of operations for the quarters and year ended March 31, 2003 and March 31, 2002, and the cash flows for the year ended March 31, 2003 and March 31, 2002. The notes to the Consolidated Financial Statements that are contained in the Form 20-F Annual Report filed on July 11, 2002 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.         INVENTORIES

                                                   March 31,     March 31,
                                                     2003          2002
                                                   ---------     ---------
          Inventories by major categories :
             Raw materials                         $   7,432     $   7,368
             Work in progress                          4,454         3,213
             Finished goods                            2,898         2,644
                                                   ---------     ---------
                                                   $  14,784     $  13,225
                                                   =========     =========

3.         EARNINGS PER SHARE

           The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share".

           The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

           The net income for the quarters and years ended March 31, 2003 and 2002 were both from the Company's continuing operations.

4.         STOCK SPLIT

           On June 17, 2002, the Company announced that it is effecting a three-for-two stock split of its outstanding shares to holders of record on July 8, 2002 and payable on July 22, 2002. In conjunction with this stock split and proportionate to it, the Memorandum of Association will be amended effective on July 8, 2002 to increase authorized capital to 30,000,000 common shares. This amendment will also result in the par value of its shares converting to no par value per share.

           The common stock and additional paid-in capital are presented with regard to the effects of stock split on July 22, 2002 and change in par value on July 8, 2002.



                                    - more -

5.         INCOME TAXES

             During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.





                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.

QUARTER ENDED MARCH 31, 2003 COMPARED TO QUARTER ENDED MARCH 31, 2002

The Company's net sales for the quarter ended March 31, 2003 were $19,725,000, an increase of $695,000 or 3.7% as compared to the corresponding period in 2002. The increase in sales was mainly related to an increase in sales of injection-molded plastic products of $825,000 offset by a decrease in sales of electronic and metallic products of $130,000. This represented an increase of 7.7% and a decrease of 1.6% respectively, as compared with the net sales in the corresponding period in the prior year.

The increase in net sales in the injection-molded plastic division was mainly due to an increase in orders from their existing customers, together with the orders from new customers during the quarter ended March 31, 2003, as compared to the prior-year period.

The gross profit for the quarter ended March 31, 2003 was $6,246,000, representing a gross profit margin of 31.7%. This compares with the overall gross profit and gross profit margin of $6,560,000 or 34.5% for the quarter ended March 31, 2002.

Selling, general and administrative expenses for the quarter ended March 31, 2003 were $3,481,000, amounting to 17.6% of total net sales, as compared to $3,836,000 or 20.2% of total net sales for the quarter ended March 31, 2002. The decrease in selling, general and administrative expenses of $355,000 over the corresponding period was mainly attributed to the reduction control in general and administrative expenses.

As a result of the increase in net sales, operating income was $2,765,000 for the quarter ended March 31, 2003, an increase of $41,000 or 1.5% as compared with the corresponding quarter in the prior year.

During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallics subsidiaries. As a result, the minority interests represent the 29% minority interest in the electronics and metallic subsidiaries and the 49% minority interest in the marketing subsidiary. The decrease in minority interest to a loss of $292,000 for the quarter ended March 31, 2003, from income of $181,000 for the corresponding quarter in the prior year reflects the decrease in minority interest in the subsidiaries.

As a result of the above factors, net loss was $907,000 for the quarter ended March 31, 2003, a decrease of $3,797,000 or 131.4%, as compared to net income of $2,890,000 for the quarter ended March 31, 2002.

YEAR ENDED MARCH 31, 2003 COMPARED TO YEAR ENDED MARCH 31, 2002

The Company's net sales for the year ended March 31, 2003, were $90,905,000, an increase of $7,585,000 or 9.1% as compared to year ended March 31, 2002. The increase in sales was mainly related to the increase in sales of plastic injection-molding products of $2,403,000 and the increase in sales of electronic and metallic products of $5,182,000. This represented an increase of 5.1% and 14.5%, respectively, as compared with the net sales in the prior year.

The increase in net sales in both divisions was mainly due to an increase in orders from their existing customers, together with orders from new customers during the year.

The gross profit for the year ended March 31, 2003 was $29,899,000, representing a gross profit margin of 32.9%. This compares with the overall gross profit and gross profit margin of $28,872,000 or 34.7% for the year ended March 31, 2002.

Selling, general and administrative expenses for the year ended March 31, 2003 were $15,354,000, amounting to 16.9% of total net sales, as compared to $14,939,000 or 17.9% of total net sales for the year ended March 31, 2002.

As a result, operating income was $14,545,000 for the year ended March 31, 2003, an increase of $612,000 or 4.4% as compared with the prior year.

During 2003, the Company has been engaged in discussions with the Hong Kong Inland Revenue Department, or IRD, regarding whether Deswell should be assessed taxes on profits derived from activities of certain of its subsidiaries during the six fiscal years ended March 31, 2002, which the Company believed were conducted outside of Hong Kong and were not subject to a profits tax under the Hong Kong Revenue Ordinance. While, based on consultations with Hong Kong tax experts, Deswell believes that its tax position for these years was sound and supportable, management nevertheless concluded that it would be in the Company's best interest to reach an immediate resolution of the tax issue with the IRD in order to avoid the expenditure of substantial time, effort and expense involved in proceedings that could extend years. The resolution also limits the assessment of taxes, interest and/or penalties that would be incurred if the Company did not prevail or sought to settle the dispute later. Accordingly, in June 2003 the Company made a proposal to settle the entire tax dispute and in July 2003, the IRD accepted the proposal. As a result, a provision of $3,532,000 has been charged to the Company's consolidated income statements for the three months and year ended March 31, 2003.

In January 2003, the Company acquired an additional 20% interest in the holding company of the electronics and metallic subsidiaries. As a result, the minority interests represent the 29% minority interest in the electronics and metallic subsidiaries and the 49% minority interest in the marketing subsidiary. The increase in minority interest to $1,288,000 for the year ended March 31, 2003, from
                                     -more-

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS  (CONTINUED)

$925,000 for the year ended March 31, 2002, reflects that both the electronics and metallic division and the marketing division generated more profits in the current year as compared to the prior year.

As a result of the above factors, net income was $10,243,000 for the year ended March 31, 2003, a decrease of $3,081,000 or 23.1%, as compared to the year ended March 31, 2002, and net income as a percentage of net sales decreased to 11.3% from 16.0%.


LIQUIDITY AND CAPITAL RESOURCES

During the past five years, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2003, the Company had a working-capital surplus of $58,223,000. This compares with a working-capital surplus of $54,922,000 at March 31, 2002. The increase in working capital was mainly attributed to net cash generated from its operating activities of $15,781,000 and exercise of stock options of $4,217,000 during the year offset by the cash dividend distributed of $6,687,000, the capital investment of $9,731,000 and repayment of short-term bank loan of 482,000 during the year ended March 31, 2003.

The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no long-term debt or short-term borrowings at March 31, 2003. The Company plans to fund the payment of its tax settlement with the IRD discussed above and which resulted in a provision of $3,532,000 to the Company's consolidated income statements for the three months and year ended March 31, 2003 with cash on hand. Deswell expects to make the payment in September 2003.

As of March 31, 2003, the Company had in place general banking facilities with three financial institutions aggregating approximately $20,839,000. Such facilities, which are subject to annual review, include overdrafts, letters of credit, import facilities, trust receipt financing, inward bills financing as well as fixed loans. As of March 31, 2003, the Company had ( i ) unused credit facilities of $20,839,000 ( ii ) cash and cash equivalents of $34,400,000 and ( iii ) restricted cash of $2,366,000, which has been pledged as collateral for those credit facilities. The restricted cash of $2,366,000 and leasehold land and buildings of $1,318,000 have been pledged as collateral for those credit facilities. The Company also had $21,000 pledged as deposit for customs duty in Dongguan, China.

The Company expects that working capital requirements and capital additions will be funded through a combination of internally generated funds and existing facilities.






                                     - end -

           Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




           For and on behalf of Deswell Industries, Inc.




                                           By: /s/ RICHARD LAU
                                                   -----------
                                           Richard Lau
                                           Chief Executive Officer

Date: August 20, 2003